EXHIBIT 3.4

CERTIFICATE OF MERGER

(1)	CONSTITUENT CORPORATIONS:	Gameweaver.com Inc.
(A Nevada corporation)

Inform Media Group Inc.
(A Colorado corporation)

	SURVIVING CORPORATION:	Gameweaver.com Inc.
(A Nevada corporation)

(2)	A Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 92A.180 of the Nevada Revised Statutes.

(3)	In accordance with NRS 92A.180, the shareholders of Acquisition Media Inc. were not required to approve the Plan of Merger.

(4)	Not applicable

(5)	Article I of the Articles of Incorporation of the Surviving Corporation shall be amended as follows:

ARTICLE I

NAME

The name of the corporation will be Inform Media Group Inc.

(6)	A copy of the Plan of Merger is attached,

DATED: March 15, 2002		GAMEWEAVER.COM INC.

By: /s/ Richard Wilk
Richard Wilk, President

INFORM MEDIA GROUP INC.

By: /s/ Richard Wilk
Richard Wilk, President